UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2012

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

10172 Linn Station Road
Louisville, Kentucky 40223
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 12, 2012, NTS Realty Holdings Limited Partnership issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a third quarter distribution of $0.05 per unit on NTS Realty's limited partnership units. The distribution will be paid on October 12, 2012, to limited partners of record at the close of business on September 28, 2012. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   <u>Exhibits</u>:
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated September 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:

Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: September 12, 2012

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:

           99.1   Press release of NTS Realty Holdings Limited Partnership, dated September 12, 2012



600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: September 12, 2012

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces Third Quarter Distribution

Louisville, KY (September 12, 2012) (NYSE MKT: NLP) - NTS Realty Holdings Limited Partnership (the "Company") announced today that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a quarterly distribution of $0.05 per unit on the Company's limited partnership units. The distribution will be paid on October 12, 2012 to limited partners of record at the close of business on September 28, 2012. Distributions to limited partners are made in accordance with the Company's distribution policy as described in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2012.

A spokesperson for the Company indicated that "The Company expects to continue its conservative philosophy with respect to distributions throughout 2012, and the amount of any future distributions will be subject to the performance of the Company's properties, its potential acquisitions and dispositions, the need for cash reserves, capital expenditures and other factors, including, but not limited to, the continued volatility being exhibited in the global financial markets and the U.S. economy. In addition, the actual amount and timing of all future distributions must be approved by the managing general partner's board of directors."

About NTS Realty Holdings Limited Partnership

The Company currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE MKT platform under the trading symbol of "NLP."

– more –

Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 23, 2012, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

- ### -